SUB-ITEM 77D
Policies with respect to security investments

(a)	On December 1, 2015, U.S. Government
Money Market Fund changed its strategy
to invest 99.5% of its total assets in cash,
U.S. government securities, and/or
repurchase agreements collateralized by
government securities or cash.
(b)	N/A
(c)	N/A
(d)	N/A
(e)	N/A
(f)	N/A
(g)	N/A


































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